Contact:
                                Patty Kehe
                                Dynasil Corporation of America
                                Phone: (607) 272-3320, ext.
                                             26
                                Email:  pkehe@dynasilcorp.com

           Dynasil Reports Second Quarter Results
            Income From Operations Increases 47%

WEST BERLIN, N.J. - May 17, 2010 - Dynasil Corporation of America (OTCBB: DYSL) today announced revenue of $10.3 million for the second quarter ended March 31, 2010, a 19% increase over the same period of the prior year. Operating income, net income and diluted earnings per share for the quarter were $1.11 million, $633,330, and $0.04, increases of 47%, 57%, and 107%, respectively, compared with the prior year.

Dynasil's contract research revenue increased as a result of strong government contracts and its commercial product revenue increased as the global economy recovered and as a result of new business initiatives. The 47% increase in Income from Operations was driven by the revenue increases in combination with operational savings, compared to the prior year quarter within the commercial products segment.
"We are extremely pleased to report a strong second quarter, the support of Sovereign/Santander Bank with their global resources, and the new contracts awarded, notably, Homeland Security's award for development of our nuclear radiation threat detector materials", said Craig T. Dunham, President and CEO of Dynasil. "Our performance reflects outstanding execution by our teams in achieving our operating and financial goals. We look forward to monetizing on the wealth of our research and technological innovation by commercializing additional products, services, and solutions."

About Dynasil: Dynasil Corporation of America (OTCBB: DYSL), is a provider of technology, products, services and solutions to a broad range of customers to serve their specific needs in the medical, industrial, and homeland security/defense markets. The Company has operations in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements usually containing the words "believe," "expect," "plan", "target", "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-K and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
                                            March 31        September 30
                                               2010             2009
                                           ------------    ------------
                ASSETS
                                           (Unaudited)
Current assets
   Cash and cash equivalents                 $2,760,718     $3,104,778
   Accounts receivable, net                   5,103,968      4,053,742
   Inventories                                2,135,745      2,371,516
   Deferred tax asset                           290,100        290,100
   Other current assets                         425,799        306,848
                                           ------------   ------------
      Total current assets                   10,716,330     10,126,984


Property, plant and equipment, net            2,656,939      2,744,724
Other Assets
   Intangibles, net                           6,964,425      7,232,035
   Goodwill                                  11,054,396     11,054,396
   Deferred financing costs, net                 53,252         64,637
                                           ------------   ------------
      Total other assets                     18,072,073     18,351,068
                                           ------------   ------------
      Total Assets                          $31,445,342    $31,222,776
                                           ============   ============


 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Current portion of long-term debt         1,820,685      1,749,524
    Note payable to related party             2,000,000            -0-
    Accounts payable                            797,094        773,837
    Billings in excess of cost                   12,895         60,448
    Income taxes payable                        332,590        507,122
    Dividends payable                           131,400        149,150
    Accrued expenses and other current        1,441,939      1,111,342
     liabilities
                                           ------------   ------------
      Total current liabilities               6,536,603      4,351,423

Long-term Liabilities
    Long-term debt, net                       5,153,621      6,386,796
    Note payable to related party                   -0-      2,000,000
                                           ------------   ------------
      Total long-term liabilities             5,153,621      8,386,796

Stockholders' Equity                         19,755,118     18,484,557
                                           ------------   ------------
Total Liabilities and Stockholders'         $31,445,342    $31,222,776
 Equity
                                           ============   ============

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

                                  Three Months Ended        Six Months Ended
                                        March 31              March 31
                                    2010        2009         2010         2009
                                ----------   ---------     ----------   ----------
Net sales                      $10,263,326  $8,602,885    $20,200,092  $17,370,161
Cost of sales                    6,054,847   5,105,158     12,106,800   10,782,696
                                ----------   ---------     ----------   ----------
Gross profit                     4,208,479   3,497,727      8,093,292    6,587,465
Selling, general and
   administrative  expenses      3,099,355   2,742,466      5,912,334    5,174,834
                                ----------   ---------     ----------   ----------
Income from operations           1,109,124     755,261      2,180,958    1,412,631
Interest expense, net              151,988     219,861        314,429      406,658
                                ----------   ---------     ----------   ----------
Income before income taxes         957,136     535,400      1,866,529    1,005,973
Income taxes                       323,836     131,266        619,462      246,198
                                ----------   ---------     ----------   ----------
Net income                        $633,300    $404,134     $1,247,067     $759,775
                                ==========   =========     ==========   ==========




                                  Three Months Ended        Six Months Ended
                                        March 31              March 31
                                    2010        2009         2010         2009
                                ----------   ---------     ----------   ----------
Net income                         633,300     404,134      1,247,067      759,775
Dividends on preferred stock       131,400     149,150        274,633      298,300
                                ----------   ---------     ----------   ----------
Net income applicable to common
     shareholders                  501,900     254,984        972,434      461,475

Dividend add back due to assumed
     Preferred Stock conversion    131,400         -0-        274,633         -0-
                                ----------   ---------     ----------   ----------
                                  $633,300    $254,984     $1,247,067     $461,475
                                ==========   =========     ==========   ==========

Basic net income per common share    $0.04       $0.02       $0.08       $0.04
Diluted net income per common share  $0.04       $0.02       $0.08       $0.04

Weighted average shares outstanding
      Basic                     12,502,365   11,367,008    12,146,499   11,358,143
      Diluted                   14,839,745   12,345,107    14,483,879   12,336,162
